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
LORUS THERAPEUTICS INC.             CANADIAN MEDIA CONTACT:             US MEDIA CONTACT
Corporate Communications            Hugh Mansfield                      Jennifer Taylor
Grace Tse                           Mansfield Communications Inc.       Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380        Tel: (416) 599-0024                 Tel: (212) 370-5045
Email:  ir@lorusthera.com           Email:  hugh@mcipr.com              Email:  jennifer@mcipr.com
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  LORUS TO PRESENT RESULTS OF STUDIES WITH GTI-2040 IN BREAST CANCER MODELS AT
        THE AMERICAN ASSOCIATION FOR CANCER RESEARCH SPECIAL CONFERENCE



         - Cooperative anti-tumor activity observed in combination with standard chemotherapy agents -

TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 8, 2003 - Lorus Therapeutics Inc. ("Lorus") will be presenting the results of preclinical studies aimed at assessing the potential therapeutic application of GTI-2040 for the treatment of breast cancer at the American Association for Cancer Research (AACR) Special Conference in Cancer
Research: Advances in Breast Cancer Research; Genetics, Biology, and Clinical Implications, which will be held in Huntington Beach, California from October 8-12, 2003.

An abstract prepared by Lorus entitled "GTI-2040, An Antisense Oligonucleotide Targeting the R2 Component of Human Ribonucleotide Reductase Displays Cooperative Anti-tumor Activity when Combined with Standard Chemotherapeutic Drugs in Murine Models of Human Breast Cancer" has been accepted for presentation and will be published in the meeting proceedings.

Lorus will present the results of studies that examined the effects of combining GTI-2040 treatment with standard chemotherapeutic compounds including doxorubicin, cisplatin and taxol. The anti-tumor activity of all the tested combinations exceeded treatment with the single agents. Previous studies have demonstrated that GTI-2040, as a single agent, has excellent anti-tumor properties against human breast tumors implanted in mice.

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In addition, GTI-2040 treatment resulted in excellent anti-tumor activity against chemotherapy-resistant human breast tumors implanted in mice. Again, combinations with standard drugs, to which the tumors were sensitive, demonstrated cooperative anti-tumor activity with GTI-2040.

The results of these studies support the application of GTI-2040 to a number of currently available treatments for breast cancer. Most importantly, these studies demonstrate that GTI-2040 has the potential to act when patients develop drug resistance, an event that is responsible for a large percentage of treatment failures.

"Lorus is committed to advancing antisense drug candidates through clinical trials, and our research team continues to expand our understanding of the potential applications for GTI-2040. These studies have greatly contributed to Lorus' success in obtaining clinical trial support from institutions such as the US National Cancer Institute (NCI) and provide a solid scientific basis for directing drug development," said Dr. Jim Wright, CEO of Lorus.

GTI-2040 is Lorus' lead antisense drug and is currently in multiple Phase II clinical trials, including an NCI sponsored trial against metastatic breast cancer in combination with capecitabine.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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